nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 29 / 30
www.nh-hoteles.com
nh@nh-hotels.com


03022748


SEC MAIL
RECEIVED
JUN 09 2003
WASH. D.C.
187

May, 2003

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on Mayl-, 2003 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

Roberto Chollet
Chief Financial Officer

6/19

nH

FILE NUMBER
82 - 4780


SEC MAIL PROCESSING
RECEIVED
JUN 0 9 2003
WASH. D.C. 187 SECTION

SIGNIFICANT EVENT

The Board of Directors of NH Hoteles after this afternoon's meeting

HEREBY ANNOUNCES

1 That it has taken note of the public offer to acquire shares made before the National Securities Exchange Commission (CNMV) by Grupo Inversor Hesperia, aimed at acquiring a maximum of 26.10% of the share capital of NH Hoteles at a price of 8.3 € per share.

2. That said partial offer is an unsolicited offer about which the Company had no prior knowledge.

3. That the Board of Directors intends to assess, for the benefit of the interests of NH Hoteles and all its shareholders, supported by external financial and legal advisors, the implications of the bid that has been made. For said purpose, as is required by law, it shall make its position regarding said offer public if and when said offer is approved by the governing bodies of the Spanish stock exchange and the Amsterdam stock exchange.

4. The Board of Directors, with today's available information, considers that the financial terms of the operation made is a long way from reflecting the real value of NH Hoteles, S.A. and adds no value to the Company.

5. That, in any case, as it has always been its position, the Board of Directors considers that any offer which is made with the - declared or concealed - aim of taking over control of the company should be extended to the whole share capital.

Madrid, 26th of May of 2003



INVESTOR
RELATIONS
DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Madrid. 14th May, 2003.


SEC MAIL
RECEIVED
JUN 0 9 2003

NH Hotels

January – March 2003 Results

NH HOTELS REPORTED REVENUES GROWTH OF 18% TO €207M AND A NET LOSS OF €3.6M.

- Consolidated revenues increased by 18% to €206.95m. However, group EBITDA fell by 42% to €23.57m, making this the worst quarter for the hotel activity in the present economic cycle up to now. At the consolidated level, the group made a net loss of €3.62m, compared to €22.18m in the first quarter of 2002.
- In the first three months of 2003, the hotel division's performance was badly affected by a global slowdown in demand, a drop in the number of international travellers in the pre-war period.
- When making a comparison between these results and those of the same quarter last year, bear in mind that the latter included €15.89m of extraordinary profits on the sale and lease-back of four hotels, while the former included capital gains of €1.13m.
- One of the highlights of the quarter was the fall in consolidated financial charges, which thanks to lower interest rates and the impact of refinancing NH Mexico's debt, improved by 16%.
- The hotel division posted growth of 20% in total revenues and 5% in GOP thanks to the contribution made by the hotels acquired from Astron, the new hotels in Mexico which were not consolidated in the first quarter of 2002, the improvement at the Mercosur hotels in Latin America and growth in the economic hotel segment in Spain.
- There was a 5.5% drop in the RevPar of comparable hotels, which added to the cost of rebranding, the cost of implementing the new information technology systems and the opening of new international sales offices.
- The above, together with higher leasing costs associated with the consolidation of the Astron hotels, the new hotels opened and the sale and lease-back deal, were reflected in a 45% drop in EBITDA at the hotel division to €21.5m.
- The hotels in Latin America made an 8.4% contribution to the sales and a 17% contribution to the EBITDA of the hotel division, thanks to a stronger operating performance and efforts to control the cost of staff.
- Sotogrande performed in line. EBITDA jumped by 51%, reflecting releases of plots on "La Reserva de Sotogrande", one of its higher-margin property products, in the first quarter of 2003.



INVESTOR
RELATIONS
DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

HOTEL DIVISION

The hotel division posted a 20% improvement in total revenues and a 5% increase in gross operating profit (GOP) before leasing costs, although the higher leasing costs associated with the consolidation of Astron, the opening of new hotels and the sale and lease-back deal resulted in a 45% slide in EBITDA to €21.5m.

This growth in sales and GOP was partly thanks to the 53 hotels acquired from the German group Astron, which were not consolidated in the first quarter of 2002, as well as to the contribution from four new hotels in Mexico and the new NH hotels opened.

The key to facing this scenario of falling demand and price competition in these markets will be the rebranding process, the integration of the hotels into the front-office and the new back-office systems, together with international sales efforts and a coordinated marketing strategy.

PERFORMANCE IN EUROPE

Excluding the Astron hotels, sales at comparable hotels in Europe fell by 4.6% to €136.40m, including management fees and other hotel revenues. EBITDA dropped by 29.9% to €23.75, mainly as a reflection of the slide in RevPar in the first quarter of 2003 (see Sales Note published on 28th April 2003), and the overheads arising from the reorganisation of the chain.

Operating costs were well-contained at the hotels. In Europe, an analysis of comparable hotels shows that operating costs increased by only 1.8%, with personnel costs increasing by 3% and other operating costs remaining stable. This was achieved in spite of higher costs resulting from internal reorganisation, CRS, ICT and infrastructure improvements, the "NH" rebranding as well as the opening of new international sales offices. Excluding these exceptional charges, personnel costs would have increased by only 2.3% and other operating costs would have fallen by 1.3%.

The European non comparable hotels, opened or refurbished in the last 12 months, made a €7.97m contribution to revenues, but a negative contribution to EBITDA of €0.25m. This was because they are in a start-up phase and also mainly under leasing contracts.

B.U. Spain (40.8% of the hotel division's revenues and 63.5% of its EBITDA)

There was a slight improvement in hotel revenues in Spain, which rose 0.5% to €82.68m. Although occupancy remained stable, average room prices fell by 2.8%. EBITDA fell by 14.7% to €21.51m compared to the first quarter of 2002. EBITDA is additionally affected by the division's share of central overhead costs.

The hotels in the economic segment performed better than the three- and four-star hotels, both in terms of RevPar, sales and operating results.

B.U. Holland, Belgium and other (27.9% of the hotel division's revenues and 45.6% of its EBITDA)

The hotels in Holland and Belgium, together with the two hotels in South Africa which are managed as part of this business unit, reported a substantial slide in revenues, down 11% to €56.59m and also in EBITDA, down 25.7% to €13.94m. The reasons for this were the 9.7% drop in RevPar as a reflection of the slowdown in international travellers and the comparison with an exceptional period in Amsterdam in the same quarter 2002 – the royal wedding and various exhibitions. Added to this, EBITDA is reduced by the allocated central overhead costs.

However, the reorganisation of the Belgian business unit is nearly complete, and this helped to stabilise revenues and results at the hotels in this region.

B.U. Germany (19% of the hotel divisions revenues and -19.5% of its EBITDA)

In the first quarter of 2003, the hotels in Germany made a revenue contribution of €38.45m. The sales contribution from these hotels in the same period in 2002 was only €1.5m, as the hotels acquired from Astron were not consolidated until May 2002. The contribution to EBITDA was a negative €4.2m as a reflection of the high leasing costs of these hotels.

As observed in our Sales Note published on 28th April 2003, in comparable terms the hotels in Germany saw RevPar fall by 9.6% and sales by 10.5% as a reflection of falling local demand. Given the pre-war situation in the first few months of the year and the impact of SARS, it was difficult to increase the number of international guests.



INVESTOR
RELATIONS
DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

B.U. Switzerland and Austria (3.8% of the hotel division's revenues and -6.6% of its EBITDA)

Revenues at the hotels in Switzerland and Austria jumped to €7.6m compared to €3.56m in the first quarter of 2002 when the Astron hotels in the region were not yet consolidated. There were also high leasing costs for these hotels, and as a result EBITDA was a negative €1.4m, although in comparable terms the performance of these hotels was very stable, in terms of both occupancy and prices.

Hotels acquired from the German chain Astron in Germany, Austria and Switzerland

In consolidated terms, in the first quarter of 2003 the hotels acquired from the German chain Astron made a contribution to sales of €40.99m, or 19.8% of total group revenues. Gross operating profits (GOP) amounted to €11.45m, or 18% of group GOP. However, after deducting leasing costs of €17.43m, the EBITDA contribution was a negative €5.98m.

Astron's contribution to consolidated net profits was a negative €5.8m. In this period, NH Hotels amortised €1.68m of the goodwill generated by the acquisition of 80% of Astron.

In pro-forma terms, a comparison with the figures for the first quarter of 2002 shows that sales at Astron improved by 1.47% in the first three months of 2003, although GOP slid by 1.8% and EBITDA by 4.7%.

The rebranding of these hotels and their integration into the NH chain will be complete by the end of May 2003. This will be an important step forward in the management of these hotels, particularly from the point of view of the potential synergies in terms of distribution channels, marketing, sales and cross-selling using NH's data base of international travellers.

PERFORMANCE IN LATIN AMERICA (8.2% of consolidated EBITDA)

The hotels in the Latin America business unit in Mercosur and Mexico accounted for 8.4% of the hotel division's revenues and 17% of its EBITDA in the first quarter of 2003. This was mainly a reflection of an overall improvement in operating performance, thanks to a 9.4% increase in occupancy compared to the same period last year.

However, in Euro terms hotel prices were affected by the appreciation of the Euro against the Dollar and local currencies, and this resulted in a 3% drop in revenues.

In local currency terms, total sales at the hotels in Argentina surged by 183% and EBITDA was eight times the level posted in the first quarter in 2002, more than offsetting the losses made in that quarter. Meanwhile, sales at the hotels in Mexico jumped by 51% and EBITDA by 35% in local currency terms.

Bear in mind that an additional four hotels in Mexico which were previously operated under management contracts have been consolidated since 1st July 2002.

SOTOGRANDE PROPERTY AND GOLF DIVISION

Sotogrande's results were in line. In the first quarter of 2003 total revenues fell by 33% to €4.6m and EBITDA jumped by 51% to €2.06m. Operating profits (EBIT) rose by 84% to €1.45m.

The variation in sales in the first quarter was a reflection of the different pattern of property releases and should not be used as a benchmark for overall performance in FY2003. The strong growth in EBITDA was a reflection of the different type of products sold: in the first quarter of 2002 sales were mainly plots and apartments in the Marina, while in the first quarter of 2003 sales reflected the release of plots in "La Reserva de Sotogrande", one of the higher-margin developments.

The performance of this activity is reflected in confirmed sales not yet included in the accounts. At the end of the first quarter of 2003 these continued at high levels, reaching €38.49m. Sotogrande's property business shows no signs of slowing down.

The rights issue at Sotogrande which will result in Caja Madrid becoming a shareholder in the company with a stake of approximately 17%, is about to be approved of by the Spanish stock market authorities (CNMV). The implicit valuation of Sotogrande's equity in this deal is €407m.

nH HOTELES INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

As a result of this agreement, all the golf and tourist hotel businesses belonging to NH Hotels will be grouped under one umbrella. These assets include the Gran Círculo de Madrid, the Los Retamares Golf Club, Aymerich Golf Management and two NH hotels in Marbella.

FINANCIAL PERFORMANCE

One of the highlights of these results was the 16% fall in consolidated financial charges, thanks to lower interest rates and the impact of debt refinancing at NH Mexico.

Also, at the end of 2002, NH Hotels carried out a major refinancing deal for NH Mexico which reduced a bank loan to the latter by €10.7m to €62.8m and narrowed the spread over Libor from 511 to 325 basis points.

The following tables set out:

1) **A breakdown of NH Hotel group SALES and EBITDA compared to the same period last year, broken down by consolidation method.**
2) **Consolidated P&L of the NH Hotel group compared to the same period last year.**

CONSOLIDATED SALES BREAKDOWN	1Q 2003 €m	1Q 2002 €m	1q03/1q02 % Chg.
Total Europe&HHOO Comparable	136,40	142,98	-4,60%
Total Europe Non-Comparable	7,97	8,08	-1,36%
Astron	40,99		-
Total Europe	185,36	151,06	22,71%
Latin America	17,01	17,55	-3,08%
SALES FROM HOTEL BUSINESS	**202,37**	**168,61**	**20,02%**
Total Sotogrande	4,59	6,88	-33,28%
TOTALCONSOLIDATED SALES (*)	**206,96**	**175,49**	**17,93%**

(*) Incl. Hotel Management Fees and Others

EBITDA BREAKDOWN	1Q 2003		1Q 2002		
	EBITDA €m	Margin %	EBITDA €m	Margin %	1q03/1q02 % Chg.
Total Europe&HHOO Comparable	23,75	17,4%	33,87	23,7%	-29,88%
Total Europe Non-Comparable	-0,25	-3,1%	1,01	12,5%	-124,75%
Astron	-5,66	-13,8%			-
Total Europe	17,84	9,6%	34,88	23,1%	-48,85%
Latin America	3,65	21,5%	4,38	25,0%	-16,67%
EBITDA FROM HOTEL BUSINESS	**21,49**	**10,6%**	**39,26**	**23,3%**	**-45,3%**
Total Sotogrande	2,06	**44,9%**	1,37	**19,9%**	**50,4%**
TOTALCONSOLIDATED EBITDA	**23,57**	**11,4%**	**40,63**	**23,2%**	**-42,0%**



INVESTOR
RELATIONS
DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

NH HOTELES GROUP	Jan-March 2003		Jan-March 2003		1Q03/1Q02
P&L Account	**€m**	**%**	**€m**	**%**	**Change %**
Sales from hotel business	202,36	97,8%	168,61	96,1%	20,0%
Real Estate sales	4,59	2,2%	6,88	3,9%	(33,3%)
TOTAL SALES	**206,95**	**100,0%**	**175,48**	**100,0%**	**17,9%**
Cost of real estate sales	(0,77)	(0,4%)	(3,49)	(2,0%)	(77,9%)
Direct operating costs	(142,66)	(68,9%)	(112,05)	(63,9%)	27,3%
Gross Operating Profit	**63,52**	**30,7%**	**59,95**	**34,2%**	**6,0%**
Lease payments & property taxes	(39,96)	(19,3%)	(19,32)	(11,0%)	106,8%
EBITDA	**23,57**	**11,4%**	**40,63**	**23,2%**	**(42,0%)**
Depreciation	(21,25)	(10,3%)	(18,09)	(10,3%)	17,5%
Depreciation STG consolidation difference	(0,34)	(0,2%)	(0,38)	(0,2%)	(10,5%)
EBIT	**1,98**	**1,0%**	**22,16**	**12,6%**	**(91,1%)**
Net interest expenses	(6,84)	(3,3%)	(8,11)	(4,6%)	(15,7%)
Income fromminority equity interests	(0,65)	(0,3%)	(0,65)	(0,4%)	0,0%
Net exceptional items	1,13	0,5%	15,80	9,0%	(92,8%)
EBT	**(4,38)**	**(2,1%)**	**29,20**	**16,6%**	**(115,0%)**
Corporation tax	0,43	0,2%	(3,69)	(2,1%)	(111,7%)
NET INCOME BEFORE MINORITIES	**(3,95)**	**(1,9%)**	**25,51**	**14,5%**	**(115,5%)**
Minorities	0,34	0,2%	(3,34)	(1,9%)	(110,2%)
NET PROFIT	**(3,62)**	**(1,7%)**	**22,18**	**12,6%**	**(116,3%)**